BESSEMER INVESTOR SERVICES, INC.
(S.E.C. I.D. No. 8-35199)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35199

Facing Page

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** (MM/DD/YY) AND ENDING **12/31/25** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Bessemer Investor Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1271 Avenue of the Americas, 46th Floor
(No. and Street)

New York	**New York**	**10020**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George Yaworsky	**(732) 694-5430**	**yaworsky@bessemer.com**
(Name)	(Area Code – Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza	**New York**	**New York**	**10112**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**34**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE OF CONTENTS

☒   (a)   Statement of Financial Condition.

☒   (b)   Notes to Statement of Financial Condition.

☐   (c)   Statement of Income "Statement of Operations".

☐   (d)   Statement of Cash Flows.

☐   (e)   Statement of Changes in Shareholder's Equity.

☐   (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).

☐   (g)   Notes to Financial Statements.

☐   (h)   Computation of Net Capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐   (i)   Computation of tangible net worth under 17 CFR 240.18a-2 (not applicable)

☐   (j)   Computation for Determination of Customer Reserve Requirements pursuant to Exhibit A to 17 CFR 240.15c3.3 (exempt).

☐   (k)   Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to CFR 240.18a-4, as applicable). (not applicable)

☐   (l)   Computation for determination of PAB requirements under Exhibit A to 17 CFR 240.15c3-3. (not applicable)

☐   (m)   Information Relating to the Possession or Control Requirements for Customers under 17 CFR 240.15c3-3. (exempt).

☐   (n)   Information relating to Possession or Control Requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable. (not applicable)

☐   (o)   Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p)   Summary of financial data for subsidiaries not consolidated in the statement of financial condition. (not applicable)

☒   (q)   An Oath or Affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r)   Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (not applicable)

☐   (s)   Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒   (t)   Independent public accountant's report based on an examination of the statement of financial condition.

☐   (u)   Independent public accountant's report based on an examination of the financial report or financial statements under17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (v)   Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (not applicable)

☐   (w)   Independent public accountant's report based on the review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately)

☐   (x)   Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable (filed separately).

☐   (y)   Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist (not applicable).

AFFIRMATION

We, Michael A. Marquez and George Yaworsky, in our capacities as officers of Bessemer Investor Services, Inc. (the "Company"), affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to the Company as of December 31, 2025 is true and correct. We further affirm that, to the best of our knowledge and belief, neither the Company nor any officer or director of the Company has any proprietary interest in any account with the Company classified solely as that of a customer.

Signed by:
Michael A. Marquez
DC1C30EFF04845E...

February 25, 2026 | 10:15 AM EST

Michael A. Marquez — Date
President

DocuSigned by:
George Yaworsky
054048D069634EC...

February 25, 2026 | 8:59 AM EST

George Yaworsky — Date
Treasurer



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Bessemer Investor Services, Inc. and The Examining and Trust Audit Committees of Bessemer Trust Company, N.A.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bessemer Investor Services, Inc. (the "Company"), a wholly owned subsidiary of Bessemer Trust Company, N.A., as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2026

We have served as the Company's auditor since 1986.

BESSEMER INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS:

Cash	$2,541,561
Servicing fee receivable	69,027
Other assets	10,943
TOTAL ASSETS	**$2,621,531**

LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES:

Accrued expenses and other liabilities	$ 131,720
Taxes payable	424,724
TOTAL	556,444

SHAREHOLDER'S EQUITY:

Common stock (authorized - 100,000 shares of $1.00 par value, issued and outstanding - 10,000 shares)	10,000
Additional paid-in capital	240,000
Retained earnings	1,815,087
TOTAL	2,065,087
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$2,621,531**

See notes to financial statements.

BESSEMER INVESTOR SERVICES, INC.

1. NATURE OF OPERATIONS

Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A. (the "Parent") (a wholly-owned bank subsidiary of The Bessemer Group, Inc. ("BGI")), is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company focuses its ongoing efforts on acting primarily as placement agent in connection with the private placement of limited liability company interests in the hedge fund of funds, private equity and real assets fund of funds, and other private investment companies (the "Funds") managed by the Parent. The Company has also entered into sub-agency agreements with other pooled investment vehicles ("Externally Managed Exchange Funds") and their associated placement agents in connection with the placement of shares sold by the Externally Managed Exchange Funds. The Externally Managed Exchange Funds are special-purpose, privately offered equity funds designed to meet the diversification needs of investors holding concentrated positions in selected qualifying stocks.

The Company has also entered into a placement agreement with an investment vehicle ("External Private Equity Fund") and its Manager, in connection with the placement of interests of the External Private Equity Fund. The External Private Equity Fund seeks to generate capital appreciation through equity and equity-related investments in businesses in which it will seek to have meaningful influence on, or control of the management, operations and strategic direction of the business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses and taxes during the reporting period. Actual results could differ from those estimates.

Cash—Cash includes interest-bearing deposits with an external, third-party bank as well as other non-interest bearing deposits with the Parent.

Income Taxes—The Company is classified as a Subchapter C corporation under the provisions of the Internal Revenue Code and subject to corporate U.S. Federal income taxes. U.S. Federal, New Jersey, New York City, New York State and other state income taxes have been provided on separate entity taxable income at the marginal tax rate of the Company's consolidated filing group. See Note 6.

In accordance with the terms of the tax sharing agreements with BGI and the Parent, substantially all current U.S. Federal, New Jersey, New York City, New York State and other state income tax liabilities are settled periodically with BGI and the Parent. Other standalone state and local income taxes are paid by the Company directly. A provision for deferred income taxes is made for items reported in the financial statement that are recognized in a different year than for tax return purposes.

The Company recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained upon examination by relevant taxing authorities based on the technical

merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. An asset or a liability is established for differences between positions taken in a tax return and the related amounts recognized in the financial statements.

The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits within Taxes payable in the Statement of Financial Condition.

Segment Reporting - The Company adopted the Financial Accounting Standards Board's authoritative guidance on Segment Reporting, as applicable for entities that file financial statements with the Securities and Exchange Commission as a registered broker-dealer. The Company has identified its Financial and Operations Principal as the Chief Operating Decision Maker (CODM). The Company's operations constitute a single operating segment and therefore, a single reportable segment. The CODM uses net income per the Statement of Operations to monitor results and excess net capital, which is not a measure of profit and loss, to assess capital adequacy. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

3. NEW ACCOUNTING PRONOUNCEMENTS

Adopted during the current year – The Company adopted authoritative guidance issued by the Financial Accounting Standards Board which enhances disclosures of i) specific categories in the effective tax rate reconciliation and additional information for reconciling items when a quantitative threshold is met, ii) income tax expense disaggregated by jurisdiction and iii) income taxes paid disaggregated by jurisdiction including further disaggregation when a quantitative threshold is met. The adoption did not impact the recognition or measurement of income taxes but resulted in additional disclosure requirements. See Note 6.

4. RELATED PARTY TRANSACTIONS

Cash includes cash held with the Parent in the amount of $153,248 as of December 31, 2025.

Certain expenses are paid by the Parent on behalf of the Company and subsequently reimbursed by the Company. As of December 31, 2025, $7,331 was payable to the Parent.

The Company and the Parent have entered into an Agreement, as amended, effective January 1, 2025, whereby the Parent will pay an ongoing annual placement fee to the Company for acting as placement agent in connection with the placement of limited liability company interests in Funds organized and advised by the Parent. The Agreement may be terminated by either party upon fifteen days written notice to the counterparty.

Shared services expenses represent allocated indirect costs from BGI and the Parent. Shared services expenses include compensation and benefits, occupancy, and other overhead expenses relating to legal, compliance, finance, accounting, and executive services supporting the operation of the Company.

As described in Note 2, the Company files consolidated U.S. Federal, New York State, New York City, New Jersey, and other state income tax returns with BGI or the Parent.

5. PLACEMENT AND SERVICING FEES

The Company, the Externally Managed Exchange Funds and the associated placement agent have entered into sub-agency agreements. The Company earned a servicing fee during 2025 for acting as a

sub-agent in connection with the placement and servicing of shares in special-purpose, privately offered equity funds, of which $69,027 is a receivable as of year-end. The respective sub-agency agreements may be terminated by either party upon ten days written notice to the counterparty.

The Company, the External Private Equity Fund, and its Manager have entered into a placement agreement, whereby the External Private Equity Fund paid fees to the Company during 2025 for placements to the External Private Equity Fund. The placement agreement may be terminated by either party upon fifteen days written notice to the counterparty.

6. INCOME TAXES

The Company is subject to U.S. Federal and state and local income taxes with its major tax jurisdictions being U.S. Federal, New York State, New York City and New Jersey.

The income tax provision differs from that which would be computed using the statutory U.S. Federal rate due to state and local income taxes, including changes to state allocation factors. The net deferred tax assets reflect the tax effects of temporary differences in the recognition of certain income and expense items for income tax and financial reporting purposes. As of December 31, 2025, the deferred tax assets were $2,576. The principal item generating such temporary differences relates to the U.S. Federal benefit of state and local taxes. No valuation allowance is deemed necessary with regards to deferred tax assets.

As of and for the year ended December 31, 2025, the Company did not have any liabilities, interest or penalties related to uncertain tax positions. As of December 31, 2025, the Company's tax years for 2022, 2023, 2024 and 2025 are subject to examination by tax authorities. Certain state returns may remain open for an additional year depending on the jurisdiction.

Included within Taxes payable, the Company has accrued taxes of $424,724 related to U.S. Federal and state and local taxes as of December 31, 2025.

7. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Requirements of Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (the "Net Capital Ratio"), both as defined by the Rule, shall not exceed 15 to 1. The Rule also requires that equity capital not be withdrawn or cash dividends paid if the resulting Net Capital Ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $1,985,117, which was $1,948,021 in excess of its required minimum net capital of $37,096. The Company's ratio of aggregate indebtedness to net capital was 0.28 to 1.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be subject to litigation. As of December 31, 2025, there were no pending legal actions against the Company, the Parent or BGI which could be reasonably thought to impact the Company.

9. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company through the date of issuance. Based on that evaluation, there were no subsequent events requiring recognition or disclosure in the financial statement.

* * * * * *